Nevada Property 1 LLC

3708 Las Vegas Boulevard South

Las Vegas, Nevada 89109

May 15, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of Disclosure Filed in Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Nevada Property 1 LLC has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the three months ended March 31, 2014, which was filed with the U.S. Securities and Exchange Commission on May 15, 2014.

Very truly yours,

/s/ Anthony J. Pearl

Anthony J. Pearl

General Counsel and Chief Compliance Officer